Kirkpatrick & Lockhart Preston Gates Ellis LLP
State Street Financial Center
One Lincoln Street
Boston, MA  02111
Tel.:  (617) 261-3246
Fax.:  (617) 261-3175


April 9, 2007

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


       Re: Eaton Vance Risk-Managed Diversified Equity Income Fund Registration Statement on Form N-2 (333-___; 811-22044)
             -------------------------------------------------------

Ladies and Gentlemen:


       Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Risk-Managed Diversified Equity Income Fund (the "Fund") is a registration statement on Form N-2 relating to Registrant's initial issuance of common shares of beneficial interest, par value $.01 per share (the "Registration Statement"). The Fund has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

       The Fund is a newly-organized, closed-end management investment company and the Registration Statement is being filed for the purpose of registering common shares of beneficial interest of the Fund. The registration fee for purposes of the initial filing of $30.70 has been wired through the FEDWIRE system to the Securities and Exchange Commission's ("SEC") account at Mellon Bank. The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

       The Fund's primary investment objective is to provide current income and gains, with a secondary objective of capital appreciation. Relative to other equity income funds, the Fund seeks to provide less volatile returns and reduced exposure to loss of value during stock market declines. In pursuing its investment objectives, the Fund will evaluate returns on an after-tax basis, seeking to minimize and defer shareholder federal income taxes. Under normal market conditions, the Fund's investment program will consist primarily of owning a diversified portfolio of common stocks and employing a variety of options strategies. The Fund will seek to earn high levels of tax-advantaged income and gains by (1) investing in stocks that pay dividends that qualify for favorable federal income tax treatment, (2) writing (selling) put options on

Securities and Exchange Commission
Page 2


individual stocks deemed attractive for purchase, and (3) writing (selling) stock index call options with respect to a portion of its common stock portfolio value. To reduce the Fund's risk of loss due to a decline in the value of the general equity market, the Fund will purchase index put options with respect to a substantial portion of the value of its common stock portfolio.

       The Fund desires to commence the public offering of its common shares as soon as possible and expects to begin circulating a "red herring" prospectus at the end of May. The appropriate legends are included on the cover pages of the prospectus and SAI. It is expected that the Fund will file a pre-effective amendment responding to any comments and registering additional shares promptly after the resolution of any comments, along with a request for acceleration of effectiveness of the Registration Statement.

       Questions should be directed to the undersigned at (617) 261-3246.




                                        Sincerely,


                                        /s/ Clair E. Pagnano
                                        --------------------
                                        Clair E. Pagnano